Term sheet no. 1 to

Prospectus dated May 30, 2006

Prospectus supplement dated May 30, 2006

Product supplement no. 50-I dated April 27, 2007

Registration Statement no. 333-134553

Dated August 6, 2007

Rule 433

Preliminary Terms and Conditions, August 6, 2007	Telephone: +1 212 526 0905

100% Principal Protection Capped Return Notes Linked to an Index

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the base prospectus dated May 30, 2006, the MTN prospectus supplement dated May 30, 2006, product supplement no. 50-I dated April 27, 2007, underlying supplement no. 100 dated December 13, 2006 and other documents that Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering. Buyers should rely upon the base prospectus, the MTN prospectus supplement, product supplement no. 50-I, underlying supplement no. 100, this term sheet and any other relevant terms supplement and any relevant free writing prospectus for complete details. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term. Alternatively, Lehman Brothers Inc., or any other dealer participating in the offering will arrange to send you the base prospectus, the MTN prospectus supplement, product supplement no. 50-I, underlying supplement no. 100, this term sheet and any other relevant terms supplement and the pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative, such other dealer or 1-888-603-5847.

Summary Description

These 100% Principal Protection Capped Return Notes Linked to an Index (the “Notes”) provide 100% principal protection at maturity and capped potential returns based on the positive performance of the S&P 500® Index. If the Index Return is greater than zero and less than the Maximum Return on the Valuation Date, the investor will receive a single payment at maturity equal to the principal amount of the Notes plus an Additional Amount equal to the product of the principal amount of the Notes multiplied by the Index Return multiplied by the Participation Rate. If the Index Return is greater than or equal to the Maximum Return on the Valuation Date, the investor will receive a single payment at maturity equal to the principal amount of the Notes plus an Additional Amount equal to the product of the principal amount of the Notes multiplied by the Maximum Return. If the Index Return on the Valuation Date is less than or equal to zero, the investor will receive at maturity only the principal amount of the Notes. The Notes do not bear interest and are 100% principal protected if held to maturity.

Issuer:	Lehman Brothers Holdings Inc. (A+/A1/AA-)†
Issue Size:	$[TBD]
Pricing Date:	August 28, 2007‡
Settlement Date:	August 31, 2007‡
Valuation Date:	August 26, 2011‡††
Maturity Date:	August 31, 2011‡††
Term:	4 years
Index:	The S&P 500® Index
Participation Rate:	100%
Principal Protection:	100%
No Interest Payments:	There will be no interest payment during the term of the Notes.
Payment at Maturity (per $1,000):	At maturity you will receive a cash payment per $1,000 principal amount note of $1,000 plus the Additional Amount, which may be zero.
Additional Amount:

If the Index Return is below the Maximum Return, the Additional Amount will be calculated as follows:

$1,000 × the Index Return × the Participation Rate

provided, however, that the Additional Amount will not be less than zero.

If the Index Return is greater than or equal to the Maximum Return, the Additional Amount will be calculated as follows:

$1,000 × the Maximum Return

Maximum Return:	35% - 45%. The actual Maximum Return will be set on the Pricing Date.
Index Return:	Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	The Index closing level on the Pricing Date.
Ending Index Level:	The Index closing level on the Valuation Date.

Index Sponsor:	Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., is responsible for calculating and maintaining the S&P 500® Index.
Denominations:	$1,000 per note and integral multiples of $1,000 in excess thereof
CUSIP:
ISIN:

‡	Expected. In the event that we make any change to the expected Pricing Date and Settlement Date, and Maturity Date will be changed so that the stated term of the Notes remains the same.

†	Lehman Brothers Holdings Inc. is rated A+ by Standard & Poor’s, A1 by Moody’s and AA- by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of the issuer does not affect or enhance the likely performance of the investment other than the ability of the issuer to meet its obligations.

††	Subject to postponement in the event of a Market Disruption Event as described under “Market Disruption Event” under “Description of Notes—Payment at Maturity” in the accompanying product supplement no. 50-I.

Investing in the 100% Principal Protection Capped Return Notes Linked to an Index involves a number of risks. See “Risk Factors” beginning on page SS-1 of the accompanying product supplement no. 50-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 100 and “Selected Risk Factors” beginning on page TS-2 of this term sheet.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this term sheet, the accompanying base prospectus, MTN prospectus supplement, product supplement no. 50-I, underlying supplement no. 100 and any other related prospectus supplements, or any other relevant terms supplement. Any representation to the contrary is a criminal offense.

	Price to Public (1)(2)	Fees (3)	Proceeds to Us
Per note	$1,000.00	$15.00	$985.00
Total	$	$	$
(1)

We are offering the Notes to certain fiduciary accounts at variable prices of between $985 and $1,000 per note pursuant to one or more negotiated transactions, and Lehman Brothers Inc., with respect to any sales made to such accounts, will forego all or a portion of its fees. Lehman Brothers Inc. will offer the Notes to all other purchasers at a purchase price of $1,000 per note. Lehman Brothers Inc. may pay selling concessions or fees to other dealers not in excess of $15 per note.

(2)

The price to the public includes the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(3)	Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the hedges.

LEHMAN BROTHERS

August 6, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read this term sheet together with the base prospectus, as supplemented by the MTN prospectus supplement relating to our Series I medium-term notes of which the Notes are a part, and the more detailed information contained in product supplement no. 50-I (which supplements the description of the general terms of the Notes) and underlying supplement no. 100 (which describes the Index, including risk factors specific to it). Buyers should rely upon the base prospectus, the MTN prospectus supplement, product supplement no. 50-I, underlying supplement no. 100, this term sheet and any other relevant terms supplement and any relevant free writing prospectus for complete details. This term sheet, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. To the extent that there are any inconsistencies among the documents listed below, this term sheet shall supersede product supplement no. 50-I, which shall, likewise, supersede the base prospectus and the MTN prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 50-I and “Risk Factors” in the accompanying underlying supplement no. 100, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term or through the links below, or by calling Lehman Brothers Inc. toll-free at 1-888-603-5847. You may access these documents on the SEC web site at www.sec.gov as follows:

•	Product supplement no. 50-I dated April 27, 2007:

http://www.sec.gov/Archives/edgar/data/806085/000119312507093128/d424b2.htm

•	Underlying supplement no. 100 dated December 12, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000095013606010223/file1.htm

•	MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

•	Base prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Lehman Brothers Holdings Inc.

Selected Purchase Considerations

•	Capped Appreciation Potential: The potential return on the Notes is limited to the Maximum Return which is in the range of 35%-45%.

•

Diversification of Stocks Included in the S&P® 500 Index: Your return on an investment in the Notes is linked to the performance of the Index. The Index consists of 500 companies chosen to approximate the distribution of industries in the common stock population of the U.S. equity market. For additional information about the Index, see “S&P® 500 Index,” in the accompanying underlying supplement no. 100.

•

Certain U.S. Federal Income Tax Consequences: Lehman Brothers Holdings Inc. intends to treat, and by purchasing a Note, for all tax purposes, you agree to treat, a Note as debt subject to the contingent payment debt instrument rules. Lehman Brothers Holdings Inc. is required to provide the comparable yield to you and, solely for tax purposes, is also required to provide a projected payment schedule that includes the fixed payments on the Notes and estimates of the amount and timing of the contingent payments on the Notes. Lehman Brothers Holdings Inc. has determined that the comparable yield will be an annual rate of [            ]%, compounded semi-annually. Based on the comparable yield, the projected payment schedule per $1,000 note is $[            ] due at maturity.

Lehman Brothers Holdings Inc. agrees and, by purchasing a Note, you agree, for United States federal income tax purposes, to be bound by Lehman Brothers Holdings Inc.’s determination of the comparable yield and projected payment schedule. As a consequence, for United States federal income tax purposes, you must use the comparable yield determined by Lehman Brothers Holdings Inc. and the projected payments set forth in the projected payment schedule prepared by Lehman Brothers Holdings Inc. in determining your interest accruals, and the adjustments thereto, in respect of the Notes. See “Certain U.S. Federal Income Tax Consequences” in product supplement no. 50-I.

Selected Risk Factors

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in any of the stocks included in the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 50-I and in the “Risk Factors” section of the accompanying underlying supplement no. 100 and “Risk Factors” in the MTN prospectus supplement. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the Notes in light of your particular circumstances.

•

The Appreciation Potential of the Notes Is Limited by the Maximum Return: The appreciation potential of the Notes is limited by the Maximum Return in the range of 35%-45%. As a result, you will not participate in any increase in the Ending Index Level, as compared to the Initial Index Level, of greater than the Maximum Return.

•

No Interest or Dividend Payments or Voting Rights: As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks included in the Index would have.

•

Your Investment in the Notes May Not Appreciate: The return on the Notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative; provided, however, that the return on the Notes will not exceed the Maximum Return in the range of 35% to 45%. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE INDEX RETURN IS ZERO OR NEGATIVE.

•

No Principal Protection Unless You Hold the Notes To Maturity: The Notes are not designed to be short-term trading instruments. You will receive at least the minimum payment of 100% of the principal amount of your Notes if you hold your Notes to maturity. If you sell your Notes in the secondary market prior to maturity, you will not receive principal protection. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

•

The Notes Might Not Pay More Than the Principal Amount: You may receive a lower payment at maturity than you would have received if you had invested in the Index, any of the stocks included in the Index, or contracts related to the Index. If the Ending Index Level is not above the Initial Index Level, the Additional Amount will be zero. This will be true even if the level of the Index was above the Initial Index Level at some time during the term of the Notes.

•

Certain Built-in Costs are Likely to Adversely Affect the Value of the Notes Prior to Maturity: While the payment at maturity described in this term sheet is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Lehman Brothers Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

•

Dealer Incentives: We and our affiliates act in various capacities with respect to the Notes. Lehman Brothers Inc. and other of our affiliates may act as a principal, agent or dealer in connection with the Notes. Such affiliates, including the sales representatives, will derive compensation from the distribution of the Notes and such compensation may serve as an incentive to sell these Notes instead of other investments. We will pay compensation of up to $15 per note to the principals, agents and dealers in connection with the distribution of the Notes.

•

Lack of Liquidity: The Notes will not be listed on any securities exchange. Lehman Brothers Inc. intends to offer to purchase the Notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Lehman Brothers Inc. is willing to buy the Notes. If you are an employee of Lehman Brothers Holdings Inc. or one of our affiliates, you may not be able to purchase the Notes from us and your ability to sell or trade the Notes in the secondary market may be limited.

•

Potential Conflicts: We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

We and our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that are Inconsistent with Investing in or Holding the Notes. Any Such Research, Opinions or Recommendations Could Affect the Level of the Index to which the Notes are Linked or the Value of the Notes: We, our affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. We, our affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the Notes. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes which are linked to the Index.

•

We Cannot Control Actions by the Companies Whose Stocks or Other Equity Securities are Represented in the S&P 500® Index: We are one of the companies that are represented in the Index, but we are not affiliated with any of the other companies whose stock is represented in the Index. As a result, we will have no ability to control the actions of such companies, including actions that could affect the value of the stocks underlying the Index or your Notes. None of the money you pay us will go to any of the companies represented in the Index, and none of those companies will be involved in the offering of the Notes in any way. Neither those companies nor we will have any obligation to consider your interests as a holder of the Notes in taking any corporate actions that might affect the value of your Notes.

•

You Must Rely on Your Own Evaluation of the Merits of an Investment in the Notes: In the ordinary course of their businesses Lehman Brothers Holdings Inc., or its respective affiliates, may from time to time express views on expected movements in the levels of the Index. These views are sometimes communicated to clients who are active participants in the equity markets. However, these views, depending upon worldwide economic, political and other developments, may vary over differing time horizons, may be inconsistent with the investment view implied in the Notes and are subject to change. In connection with your purchase of the Notes, you should investigate the equity markets and not rely on views which may be expressed by Lehman Brothers Holdings Inc. or its affiliates in the ordinary course of their businesses with respect to the future performance of the Index.

•

Many Economic and Market Factors Will Impact the Value of the Notes: In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in the product supplement no. 50-I.

•

The Ending Index Level Will be Based on the Closing Level of the Index on a Single Valuation Date, and You Will Not Benefit from Higher Index Levels on the Maturity Date or at Any Other Time during the Term of the Notes: Because the Ending Index Level is calculated based on the closing level of the Index on a single Valuation Date shortly prior to the Maturity Date, your return may be adversely affected by a sudden or temporary decline in the closing level of the Index on the Valuation Date. Conversely, you will not benefit from higher Index levels on the Maturity Date or at any other time during the term of the Notes. As a result, you may receive a lower payment at maturity than you would receive if you were to invest directly in the stocks underlying the Index, or in contracts relating to the Index, and if you were to liquidate such investment on, or if the payment on such investment were to be determined by reference to, a date or time other than the close of trading on the Valuation Date. This difference could be particularly large if there were a significant increase in the level of the Index prior to or after the Valuation Date, if there were a significant decrease in the level of the Index around the time of the Valuation Date or if there were significant volatility in the Index level during the term of the Notes (especially on dates near the Valuation Date).

Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the hypothetical payment amount at maturity, for a hypothetical range of performances of the Index for a range of Index Returns from 50% to –50%, the Maximum Return of 40% (the midpoint of the range of 35% to 45%), and it assumes a hypothetical Initial Index Level of 1,465.81. The actual Maximum Return will be set on the Pricing Date. The hypothetical payment at maturity examples set forth below are for illustrative purposes only and may not be the actual payment at maturity. The numbers appearing in the table below have been rounded for ease of analysis.

Hypothetical Index Return	Hypothetical Ending Index Level*	Hypothetical Total Payment at Maturity per $1,000 Note	Hypothetical Total Rate of Return	Hypothetical Annualized Pre-Tax Rate of Return*
50.00%	2,198.72	$1,400.00	40.00%	8.78%
45.00%	2,125.42	$1,400.00	40.00%	8.78%
40.00%	2,052.13	$1,400.00	40.00%	8.78%
35.00%	1,978.84	$1,350.00	35.00%	7.79%
30.00%	1,905.55	$1,300.00	30.00%	6.78%
25.00%	1,832.26	$1,250.00	25.00%	5.74%
20.00%	1,758.97	$1,200.00	20.00%	4.66%
15.00%	1,685.68	$1,150.00	15.00%	3.56%
10.00%	1,612.39	$1,100.00	10.00%	2.41%
5.00%	1,539.10	$1,050.00	5.00%	1.23%
0.00%	1,465.81	$1,000.00	0.00%	0.00%
-5.00%	1,392.52	$1,000.00	0.00%	0.00%
-10.00%	1,319.23	$1,000.00	0.00%	0.00%
-15.00%	1,245.94	$1,000.00	0.00%	0.00%
-20.00%	1,172.65	$1,000.00	0.00%	0.00%
-25.00%	1,099.36	$1,000.00	0.00%	0.00%
-30.00%	1,026.07	$1,000.00	0.00%	0.00%
-35.00%	952.78	$1,000.00	0.00%	0.00%
-40.00%	879.49	$1,000.00	0.00%	0.00%
-45.00%	806.20	$1,000.00	0.00%	0.00%
-50.00%	732.91	$1,000.00	0.00%	0.00%
*	Values have been rounded for ease of analysis

Example 1: The level of the Index increases from the Initial Index Level of 1,465.81 to an Ending Index Level of 1,758.97. Because the Ending Index Level is 1,758.97 and the Initial Index Level is 1,465.81, the Index Return is 20%, and is calculated as follows:

(1,758.97 – 1,465.81)/ 1,465.81 = 20%

Because the Index Return is 20% and the Participation Rate is 100%, the Additional Amount is equal to $200 and the payment at maturity is equal to $1,200 per $1,000 principal amount note calculated as follows:

$1,000 + ($1,000 × 20% × 100%) = $1,200

Example 2: The level of the Index decreases from the Initial Index Level of 1,465.81 to an Ending Index Level of 1,172.65. Because the Ending Index Level is 1,172.65 and the Initial Index Level is 1,465.81, the Index Return is -20%, and is calculated as follows:

(1,172.65 – 1,465.81)/ 1,465.81 = -20%

Because the Index Return is -20%, the Additional Amount is equal to $0 and the payment at maturity is equal to $1,000 per $1,000 principal amount note.

Example 3: The level of the Index increases from the Initial Index Level of 1,465.81 to an Ending Index Level of 2,198.72. Because (i) the Ending Index Level is 2,198.72 and is above the Initial Index Level of 1,465.81 and (ii) the Index Return is greater than the Maximum Return, the payment at maturity is equal to $1,400 per $1,000 principal amount, and is calculated as follows:

Index Return = (2,198.72 – 1,465.81)/1,465.81 = 50%

The Additional Amount is capped to the Maximum Return of 40%.

$1,000 + ($1,000 × 40% × 100%) = $1,400

Historical Information

We obtained the Index closing levels below from Bloomberg Financial Markets and, accordingly, make no representation or warranty as to their accuracy or completeness. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on the Valuation Date. We cannot give you assurance that the performance of the Index will result in any amount in excess of the principal amount.

The following graph sets forth the daily closing levels of the S&P 500® Index from August 2, 2002 through August 2, 2007. The closing level of the S&P 500® Index on August 2, 2007 was 1,472.20.

Supplemental Plan of Distribution

We have agreed to sell to Lehman Brothers Inc., and the Lehman Brothers Inc. has agreed to purchase, all of the Notes at the price indicated on the cover of the pricing supplement that will contain the final pricing terms of the Notes.

We have agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the Notes initially at a public offering price equal to the issue price set forth on the cover of the pricing supplement. After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

We or our affiliate will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and Lehman Brothers Inc. and/or an affiliate will earn additional income as a result of payments pursuant to the swap or related hedge transactions.